OMB APPROVAL
OMB Number: 3235-0145

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.    )*

               ANCHOR FUNDING SERVICES, INC.
(Name of Issuer)

            Common Stock
     (Title of Class of Securities)

             032904 10 4
(CUSIP Number)

Steven Morse, Esq., Morse & Morse, PLLC., 1400 Old Country Road, Westbury, NY 11590 (516-487-1446)
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                         December 31, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box 9.

Check the following box if a fee is being paid with the statement [  ].  (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 032904 10 4	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Frank M. DeLape
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [__] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* NOT APPLICABLE
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 120,000
	8	SHARED VOTING POWER 1,300,000
	9	SOLE DISPOSITIVE POWER 120,000
	10	SHARED DISPOSITIVE POWER 1,300,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,420,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* Excludes options to purchase 60,000 shares which vest on February 28, 2009.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9% - Common [7.2% voting capital stock)
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 032904 10 4	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Benchmark Equity Group
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [__] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* NOT APPLICABLE
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION COLORADO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 700,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 700,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 700,000
12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

Excludes (i) Frank M. DeLape’s options to purchase 120,000 shares plus an additional 60,000 options which vest on February 28, 2009 and (ii) three family trusts which own 600,000 shares in which his wife is the trustee.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9% - Common [3.6% voting capital stock)
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 032904 10 4	Page 4 of 5 Pages

On June 29, 2007, the Issuer became a reporting company under Section 12(g) of the Securities and Exchange Act of 1934, as amended, when its Form 10-SB (filed on April 30, 2007) became effective (File No. 0-52589). This Schedule 13D is being filed for the reporting person who was a 5% or greater stockholder at the time that the Form 10-SB became effective in lieu of a Schedule 13G.  For this reason, all references to source of funds have been answered not applicable.

Item 1.                      Security and Issuer

This statement relates to the Common Stock of Anchor Funding Services, Inc. (the “Issuer”).  The Issuer’s executive office is located at 10801 Johnston Road, Suite 210, Charlotte, NC 28226

Item 2.                      Identity and Background

(a)	Frank M. DeLape

(b)           700 Gemini, Suite 100
Houston, TX 77058

(c)	Chief Executive Officer of Benchmark Equity Group and Six Diamond Resorts International

(d)           Not applicable.

(e)	Not applicable.

(f)	USA

(a)	Benchmark Equity Group

(b)           700 Gemini, Suite 100
Houston, TX 77058

(c)	Private investment entity engaging in the purchase and sale of securities.

(d)           Not applicable.

(e)	Not applicable.

(f)	USA

Item 3.                      Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.                      Purpose of Transactions

(a)	- (j) Not applicable.
This filing is being made as a result of the effectiveness of the Issuer’s registration statement on Form 10. Each of the Reporting Persons has acquired the securities covered by this schedule for investment purposes only, notwithstanding the fact that Frank M. DeLape is a director of the Issuer. The Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in item 4 of Schedule 13D. However, Frank M. DeLape, as a director of the Issuer, may in the future take actions in his fiduciary duty that would otherwise be required to be described in Item 4 of Schedule 13-D. Each of the Reporting Persons may at any time review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

CUSIP No. 032904 10 4	Page 5 of 5 Pages

Item 5.                      Interest in Securities of the Issuer

(a) - (b)     As of December 31, 2007, the Issuer has outstanding 11,820,555 shares of Common Stock and 1,342,500 shares of Series 1 Preferred Stock with the voting rights of 7,770,000 common shares. Of the foregoing shares of Common Stock, the reporting persons beneficially own 1,320,000 shares of Common Stock (inclusive of outstanding options to purchase 120,000 shares held in the name of Mr. DeLape, but excluding options to purchase 60,000 shares which vest on February 28, 2009), representing 11.9% of the outstanding Common Stock, and 7.2% of the voting capital stock. Mr. DeLape has the sole power to dispose of and vote 120,000 shares of Common Stock owned by him upon exercise of his options. Benchmark Equity Group, which is controlled by Mr. DeLape and three family trusts in which Mr. DeLape’s wife is trustee, have the shared power to vote and dispose of 700,000 shares and 600,000 shares, respectively.

(c)  Not Applicable.

(d) - (e)  Not Applicable

Item 6.                       Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Mr. DeLape currently serves as a director of the Company and is entitled to indemnification and other benefits as a director.

Item 7.                       Materials to be filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 9, 2008	By:	/s/ Frank M. DeLape
Frank M. DeLape

BENCHMARK EQUITY GROUP

By:	/s/ Frank M. DeLape
Frank M. DeLape, Chief Executive Officer